                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)


                   Under the Securities Exchange Act of 1934*

                             Syntroleum Corporation
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                                (Name of Issuer)

                    Common stock, par value $ 0.01 per share
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                         (Title of Class of Securities)

                                  871630 10 9
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                                 (CUSIP Number)

                                  Mark A. Agee
                             Syntroleum Corporation
                               1350 South Boulder
                                   Suite 1100
                           Tulsa, Oklahoma 74119-3295
                                 (918) 592-7900

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 12, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.
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                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 871630 10 9
-----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MARK A. AGEE
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,443,154

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,443,154

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,443,154
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.4%
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      TYPE OF REPORTING PERSON*
14
      IN
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AMENDMENT NO. 1 TO SCHEDULE 13D.

Mark A. Agee ("Mr. Agee") hereby amends and supplements his statement on
Schedule 13D, as originally filed by Mr. Agee on August 17, 1998 (the "Original Statement"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Syntroleum Corporation, a Kansas corporation. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 to the Schedule 13D is hereby amended and supplemented as follows:

          On September 3 and 16, 1998, David J. Agee (Mr. Agee's son) acquired a total of 100 shares of Common Stock in the open market. Mr. Agee is the custodian of such 100 shares of Common Stock owned by David J. Agee and as such has the sole power to vote and dispose of such shares. As a result, Mr. Agee may be deemed to be the beneficial owner of such shares of Common Stock; however, Mr. Agee disclaims the beneficial ownership of such Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 to the Schedule 13D is hereby amended and supplemented as follows:

          On August 12, 1998, Mr. Agee entered into an agreement (the "J. P. Morgan Agreement") with J. P. Morgan Securities Inc. ("J. P. Morgan") with respect to a margin account and deposited 128,990 shares of Common Stock (the "J. P. Morgan Margin Shares") with J. P. Morgan as security for a margin loan. The J. P. Morgan Agreement provides that J. P. Morgan has a general lien on the
J. P. Morgan Margin Shares for the discharge of all obligations of Mr. Agee to
J. P. Morgan. Pursuant to the J. P. Morgan Agreement and subject to applicable law, J. P. Morgan may sell any or all of the J. P. Morgan Margin Shares without notice to Mr. Agee, whenever, in J. P. Morgan's judgment, it is necessary for its protection. A form of the J. P. Morgan Agreement is filed as Exhibit D hereto and is incorporated herein by reference.

          On September 21, 1998, Mr. Agee entered into an agreement (the "Prudential Agreement") with Prudential Securities Incorporated ("Prudential") with respect to a margin account. On September 29, 1998, Mr. Agee deposited 257,980 shares of Common Stock (the "Prudential Margin Shares") with Prudential as security for a margin loan. The Prudential Agreement provides that Prudential has a general lien on the Prudential Margin Shares for the discharge of all obligations of Mr. Agee to Prudential. Pursuant to the Prudential Agreement and subject to applicable law, Prudential may sell any or all of the Prudential Margin Shares without notice to Mr. Agee, whenever, in Prudential's judgment, it is necessary for its protection. A form of the Prudential Agreement is filed as Exhibit E hereto and is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit D     J. P. Morgan Accounts - General Terms for Accounts and
                        Services -Account Agreements

          Exhibit E     Prudential Securities Incorporated Account Agreement
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          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 23, 1998.

                                     /s/ Mark A. Agee
                                     -----------------------------
                                     Mark A. Agee